Mail Stop 3561

      							January 19, 2006

Via U.S. Mail and Fax
Mr. Sidney Chan
Principal Executive Officer
ALR Technologies, Inc.
114M Reynolda Village
Winston Salem, NC  27106

	RE:	ALR Technologies, Inc.
      Form 10-KSB for Fiscal Year Ended December 31, 2004
		Filed April 18, 2005
		File No. 0-30414

Dear Mr. Chan:

      We have reviewed your supplemental response letter dated January 9, 2006 and have the following comment. As noted in our comment letter dated December 8, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.


Form 10-KSB for the fiscal year ending December 31, 2004

	Independent Auditors` Report, page F-1

1. We note your responses to comments 1 and 2. Please file an amendment to your Form 10-KSB to comply with our comments.



*    *    *    *


      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Nasreen Mohammed, Staff Accountant, at (202) 551-3773 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,


								Larry Spirgel
								Assistant Director
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Mr. Sidney Chan
ALR Technologies Inc.
January 19, 2006
Page 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE